UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of January, 2008.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  January 30, 2008                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                            ROCHESTER RESOURCES LTD.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                                NOVEMBER 30, 2007

                      (Unaudited - Prepared by Management)

                       MANAGEMENT'S COMMENTS ON UNAUDITED
                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


The accompanying unaudited interim consolidated financial statements of Rochester Resources Ltd. for the six months ended November 30, 2007, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                            ROCHESTER RESOURCES LTD.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)



                                                   NOVEMBER 30,       MAY 31,
                                                       2007            2007
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                  3,331,439       1,680,753
Amounts receivable (Note 3)                           1,818,339         269,997
Prepaid expenses and deposits                            20,703          52,580
Inventories (Note 4)                                    610,862         116,706
                                                   ------------    ------------
                                                      5,781,343       2,120,036

IVA TAX RECEIVABLE                                    1,357,882       1,045,413

MINERAL PROPERTY INTERESTS (Note 5)                  26,047,768      26,240,492

PROPERTY, PLANT AND EQUIPMENT (Note 6)                1,470,351       1,364,623
                                                   ------------    ------------
                                                     34,657,344      30,770,564
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                322,475         388,386
Current portion of long-term debt (Note 7)              900,720         962,910
                                                   ------------    ------------
                                                      1,223,195       1,351,296

LONG-TERM DEBT (Note 7)                                 125,100         615,193

ASSET RETIREMENT OBLIGATION (Note 15)                   615,217         590,894

FUTURE INCOME TAX LIABILITIES                         4,300,000       4,300,000
                                                   ------------    ------------
                                                      6,263,512       6,857,383
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)                               29,827,463      96,437,468

CONTRIBUTED SURPLUS (Note 10)                         4,216,922       2,891,157

DEFICIT                                              (5,650,553)    (75,415,444)
                                                   ------------    ------------
                                                     28,393,832      23,913,181
                                                   ------------    ------------
                                                     34,657,344      30,770,564
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENT (Note 16)

APPROVED BY THE BOARD

/s/ ALFREDO PARRA , Director
------------------
/s/ NICK DEMARE   , Director
------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                      (Unaudited - Prepared by Management)




                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                           NOVEMBER 30,                    NOVEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2007            2006            2007            2006
                                                         $               $               $               $

REVENUE                                               2,987,744               -       4,754,527               -

COST OF OPERATIONS                                   (1,920,735)              -      (3,236,573)              -

DEPLETION AND AMORTIZATION                             (261,933)              -        (499,340)              -
                                                   ------------    ------------    ------------    ------------
OPERATING PROFIT                                        805,076               -       1,018,614               -
                                                   ------------    ------------    ------------    ------------
EXPENSES

General and administration                              433,655         184,790         827,853         291,927
Amortization                                                  -           6,121               -          11,521
Accretion of reclamation obligation                      11,769               -          24,323               -
Interest expense on long-term debt                       28,322               -          62,868               -
Stock-based compensation (Note 9)                       855,625         450,000       1,362,410         459,000
                                                   ------------    ------------    ------------    ------------
                                                      1,329,371         640,911       2,277,454         762,448
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (524,295)       (640,911)     (1,258,840)       (762,448)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Interest and other income                                10,274          12,131          14,442          36,401
Foreign exchange gain (loss)                             40,311         (15,265)          9,161         (54,504)
                                                   ------------    ------------    ------------    ------------
                                                         50,585          (3,134)         23,603         (18,103)
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                (473,710)       (644,045)     (1,235,237)       (780,551)
                                                   ============    ============    ============    ============



BASIC AND DILUTED LOSS PER SHARE                         $(0.02)         $(0.05)         $(0.04)         $(0.06)
                                                   ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                            30,894,046      13,680,654      30,307,517      12,733,363
                                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                   INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
                      (Unaudited - Prepared by Management)




                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                           NOVEMBER 30,                    NOVEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2007            2006            2007            2006
                                                         $               $               $               $

DEFICIT - BEGINNING OF PERIOD                       (76,176,971)    (71,877,889)    (75,415,444)    (71,741,383)
ELIMINATION OF DEFICIT (Note 8(a))                   71,000,128               -      71,000,128               -
                                                   ------------    ------------    ------------    ------------

                                                     (5,176,843)    (71,877,889)     (4,415,316)    (71,741,383)
NET LOSS FOR THE PERIOD                                (473,710)       (644,045)     (1,235,237)       (780,551)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (5,650,533)    (72,521,934)     (5,650,553)    (72,521,934)
                                                   ============    ============    ============    ============








          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (Unaudited - Prepared by Management)




                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                           NOVEMBER 30,                    NOVEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2007            2006            2007            2006
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (473,710)       (644,045)     (1,235,237)       (780,551)
Adjustment for items not involving cash
   Depletion and amortization                           261,933           6,121         499,340          11,521
   Accretion of reclamation obligation                   11,770               -          24,323               -
   Stock-based compensation                             855,625         450,000       1,362,410         459,000
   Interest expense                                      (1,053)              -           8,500               -
   Foreign exchange gain                                (71,088)              -         (91,663)               -
                                                   ------------    ------------    ------------    ------------
                                                        583,477        (187,924)        567,673        (310,030)
Increase in amounts receivable                       (1,138,997)       (271,899)     (1,548,342)       (494,788)
(Increase) decrease in prepaid expenses
   and deposits                                          19,164         (13,727)         31,877        (12,152)
Increase in inventories                                 426,607               -         414,672               -
Increase in IVA tax receivable                         (170,067)              -        (312,469)              -
Increase (decrease) in accounts payable
   and accrued liabilities                              (29,917)          34,939         47,714         (59,460)
                                                   ------------    ------------    ------------    ------------
                                                       (309,733)       (438,611)       (798,875)       (876,430)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                             4,314,274       1,141,040       4,474,699       2,941,040
Share subscriptions received                                  -         252,949               -         252,949
Share issue costs                                      (121,221)              -        (121,221)        (18,623)
Payment on long-term debt                              (222,592)              -        (460,620)              -
                                                   ------------    ------------    ------------    ------------
                                                      3,970,461       1,393,989       3,892,858       3,175,366
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Additions to property, plant and equipment              (68,908)     (2,902,566)       (171,123)     (4,502,636)
Additions to mineral property interests                (636,718)              -      (1,272,174)              -
                                                   ------------    ------------    ------------    ------------
                                                       (705,626)     (2,902,566)     (1,443,297)     (4,502,636)
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH FOR THE PERIOD            2,955,102      (1,947,188)      1,650,686      (2,203,700)

CASH - BEGINNING OF PERIOD                              376,337       3,401,164       1,680,753       3,657,676
                                                   ------------    ------------    ------------    ------------
CASH - END OF PERIOD                                  3,331,439       1,453,976       3,331,439       1,453,976
                                                   ============    ============    ============    ============

SUPPLEMENTAL CASH FLOW INFORMATION (Note 14)




          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2007
                      (Unaudited - Prepared by Management)



1.       NATURE OF OPERATIONS

         Rochester Resources Ltd. (the "Company") is engaged in gold and silver mining, as well as related activities including exploration and development in Mexico. Construction of the cyanidation processing plant and related infrastructure at the Mina Real Property was completed at the end of December 2006 and commissioning of the mill commenced in January 2007. Effective June 1, 2007 the Mina Real Property was determined by management to have achieved commercial production.

         These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on the Company's ability to raise equity or other financing as required and ultimately achieve profitable operations. These financial statements do not include any adjustments to the amount and classification of recorded assets and liabilities that night be necessary should the Company be unable to continue as a going concern.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

         ACCOUNTING POLICIES ADOPTED

         Revenue Recognition

         Revenue from the sale of metals is recognized, net of related royalties and sales commissions, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are known.

         RECENT ACCOUNTING PRONOUNCEMENTS

         Effective June 1, 2007 the Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

         Financial Instruments - Recognition and Measurement (Section 3855)

         In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2007
                      (Unaudited - Prepared by Management)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

         Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. As at November 30,2007 the Company did not have any financial assets classified as available-for-sale and therefore the adoption of the standards noted above had no effect on the presentation of the Company 's financial statements.

         Comprehensive Income (Section 1530)

         Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.

         COMPARATIVE FIGURES

         Certain of the comparative figures have been reclassified to conform with the presentation as at and for the six month period ended November 30, 2007.


3.       AMOUNTS RECEIVABLE
                                                   NOVEMBER 30,       MAY 31,
                                                       2007            2007
                                                        $                $

         Production receivable                        1,624,967         190,812
         Other receivables                              193,372          79,185
                                                   ------------    ------------
                                                      1,818,339         269,997
                                                   ============    ============


4.       INVENTORIES

                                                   NOVEMBER 30,       MAY 31,
                                                       2007            2007
                                                         $               $

         Stock-piled ore                                409,367               -
         Mine stores, supplies and other                201,495         116,706
                                                   ------------    ------------
                                                        610,862         116,706
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2007
                      (Unaudited - Prepared by Management)



5.       MINERAL PROPERTY INTERESTS
                                                   NOVEMBER 30,       MAY 31,
                                                       2007            2007
                                                         $               $
         Producing

         Mina Real Property
         Acquisition and other                       18,458,507      18,458,507
         Deferred exploration and development costs   8,016,742       7,948,907
         Accumulated depletion                         (635,054)       (201,108)
                                                   ------------    ------------
                                                     25,840,195      26,206,306
                                                   ------------    ------------
         Non-Producing

         Santa Fe Property
         Acquisition and other                           61,416          34,186
         Deferred exploration                           146,157               -
                                                   ------------    ------------
                                                        207,573          34,186
                                                   ------------    ------------
                                                     26,047,768      26,240,492
                                                   ============    ============

         (a)      Mina Real Property

                  In January 2006 the Company entered into an option agreement with ALB Holdings Ltd. ("ALB") to acquire up to a 51% interest in the Mina Real Property located in Tepic, Mexico. The Mina Real Property comprises of six concessions covering approximately 7,358 hectares. Under the agreement the Company made an option payment of US $110,000 and issued 250,000 common shares, at a fair value of $337,500. The Company could then earn its interests, as follows:

                  (i)   an  initial  20%  interest  on  funding  the  initial US
                        $750,000;

                  (ii) a further 20% interest on funding a further US $750,000; and

                  (iii) a further 11% interest on payment of US $900,000, at the minimum rate of US $75,000 per month commencing July 1, 2006, with each payment vesting at 0.9166% interest.

                  On October 20, 2006 the Company and ALB completed negotiations and ALB agreed to waive the requirement for any further payments and the Company was deemed to have fully earned its 51% interest in the Mina Real Property. On December 1, 2006 the Company acquired the remaining 49% interest in the Mina Real Property through the acquisition of ALB Holdings Ltd. through the issuance of 10,500,000 common shares of the Company.

         (b)      Santa Fe Property

                  On March 12, 2007 the Company entered into an option agreement to acquire a 70% interest in the Santa Fe Property located in Tepic, Mexico near the Mina Real Property. The agreement comprises one concession covering approximately 3,823 hectares. Under the terms of the agreement, the Company has agreed to implement a program of exploration to determine if the Santa Fe Property can be economically exploited. In addition, if the exploration work is successful, the Company has agreed to provide the necessary capital to construct a processing plant capable of processing a minimum of 200 tonnes per day. The Company will pay a monthly fee of US $10,000 while it is conducting exploration and development on the Santa Fe Property.

                  The Company has also staked an additional two concessions covering approximately 13,164 hectares adjacent to the Santa Fe Property.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2007
                      (Unaudited - Prepared by Management)



6.       PROPERTY, PLANT AND EQUIPMENT

                                                 NOVEMBER 30, 2007
                                   --------------------------------------------
                                                    ACCUMULATED       NET BOOK
                                       COST        AMORTIZATION        VALUE
                                         $               $               $

         Motor vehicles                  91,081          17,191          73,890
         Office equipment                37,131           1,802          35,329
         Mill and mine equipment        967,387          70,002         897,385
         Buildings                      163,170           8,771         154,399
         Land                           309,348               -         309,348
                                   ------------    ------------    ------------
                                      1,568,117          97,766       1,470,351
                                   ============    ============    ============

                                                   MAY 31, 2007
                                   --------------------------------------------
                                                    ACCUMULATED       NET BOOK
                                       COST        AMORTIZATION        VALUE
                                         $               $               $

         Motor vehicles                  69,907           6,928          62,979
         Office equipment                16,060             402          15,658
         Mill and mine equipment        883,184          22,079         861,105
         Buildings                      118,495           2,962         115,533
         Land                           309,348               -         309,348
                                   ------------    ------------    ------------
                                      1,396,994          32,371       1,364,623
                                   ============    ============    ============


7.       LONG-TERM DEBT
                                                   NOVEMBER 30,       MAY 31,
                                                       2007            2007
                                                         $               $

         Amount due to Huajicari - US $1,025,000
                   (May 31, 2007 - US $1,475,000)     1,025,820       1,578,103
         Less:  current portion - US $900,000          (900,720)       (962,910)
                                                   ------------    ------------
                                                        125,100         615,193
                                                   ============    ============

         The amount due to Compania Minera Huajicari ("Huajicari") is unsecured and carries interest at a rate of 10% per annum, with repayment on a monthly basis of US $75,000 plus accrued interest. As at November 30, 2007 accrued interest of $8,500 was recorded and has been included in accounts payable and accrued liabilities.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2007
                      (Unaudited - Prepared by Management)



8.       SHARE CAPITAL

         Authorized:  Unlimited common shares without par value

         Issued:                                         SIX MONTHS ENDED                    YEAR-ENDED
                                                         NOVEMBER 30, 2007                  MAY 31,2007
                                                   -----------------------------   ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                29,665,438      96,437,468      11,237,735      75,890,208
         Reduction of capital                                 -     (71,000,128)              -               -
                                                   ------------    ------------    ------------    ------------
                                                     29,665,438      25,437,340      11,237,735      75,890,208
                                                   ------------    ------------    ------------    ------------
         Issued during the period

         For cash
            Private placements                        2,000,000       4,000,000       4,600,456       6,575,524
            Exercise of warrants                        258,967         245,159       2,864,247       3,188,286
            Exercise of options                         300,500         229,540         463,000         302,360
         For corporate finance fee                      125,000         250,000               -               -
         For commission                                 126,113         252,226               -               -
         Reallocation from contributed surplus
            relating to the exercise of options               -         203,967               -         226,662
         Reallocation from contributed surplus
            relating to the exercise of agent's
               option and related warrants                    -          11,823               -          32,965
         For acquisition of ALB                               -               -      10,500,000      10,500,000
                                                   ------------    ------------    ------------    ------------
                                                      2,810,580       5,192,715      18,427,703      20,825,797
         Less:  share issue costs                             -        (802,592)              -        (278,537)
                                                   ------------    ------------    ------------    ------------
                                                      2,810,580       4,390,123      18,427,703      20,547,260
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      32,476,018      29,827,463      29,665,438      96,437,468
                                                   ============    ============    ============    ============



         (a) On November 20, 2007 the shareholders of the Company passed a special resolution to reduce the Company's capital by $71,000,128, being an amount equal to the deficit of the Company at May 31, 2005. This deficit arose as a result of prior unsuccessful business activities previously carried out by the Company under the direction of its former management and board. The reduction of capital resulted in a corresponding elimination of $71,000,128 of the deficit.

         (b) On October 25, 2007 the Company completed a private placement of 2,000,000 units at $2.00 per unit for gross proceeds of $4,000,000. Each unit comprises one common share and one-half share purchase warrant. One full warrant entitles the holder to purchase an additional common share at an exercise price of $2.25 per share for a period of 18 months. The Company paid Canaccord Capital Corp. (the "Agent") a cash commission of $40,274 and issued 126,113 units (the "Agent's Units"), at a fair value of $252,226. Each Agent's Unit comprises one common share and one-half share purchase warrant, with the same exercise terms as the purchase warrants. The Company also paid Canaccord an administration fee of $15,000 and issued 125,000 common shares, for a $250,000 corporate finance fee, and 146,250 warrants (the "Agent's Warrants"). Each Agent's Warrant is exercisable into a common share at an exercise price of $2.00 per share for a period of 18 months.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2007
                      (Unaudited - Prepared by Management)



8.       SHARE CAPITAL (continued)

                  The fair value of the Agent's Warrants have been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 78%; a risk-free interest rate of 4.08%; and an expected life of 18 months. The value assigned to the Agent's Warrants was $179,145.

                  The Company also incurred additional share issue costs of $65,947 on this private placement.

         (c) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at November 30, 2007 and 2006 and the changes for the six months ending on those dates is as follows:

                                                               2007                            2006
                                                   ----------------------------  ------------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                                     EXERCISE                        EXERCISE
                                                      NUMBER           PRICE          NUMBER           PRICE
                                                                         $                               $

                  Balance, beginning of period        2,363,459        1.90           1,282,000        0.97
                  Issued                              1,209,306        2.00           2,000,000        1.15
                  Exercised                            (258,967)       0.95            (927,000)       1.14
                                                   ------------                    ------------
                  Balance, end of period              3,313,798        2.09           2,355,000        1.06
                                                   ============                    ============

                  The following table summarizes information about the warrants outstanding and exercisable at November 30, 2007:

                                         EXERCISE
                      NUMBER              PRICE      EXPIRY DATE
                                            $

                        75,000             2.25      February 2, 2008 (Note 16)
                       525,000             2.25      February 12, 2008 (Note 16)
                       240,992             0.80      May 3, 2008
                       700,000             2.75      November 17, 2008
                       563,500             1.40      December 11, 2008
                     1,063,056             2.25      April 25, 2009
                       146,250             2.00      April 25, 2009
                  ------------
                     3,313,798
                  ============


9.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The options have a maximum term of five years.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2007
                      (Unaudited - Prepared by Management)



9.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         During the six months ended November 30, 2007 the Company granted 1,254,000 (2006 - 650,000) stock options to the Company's directors, employees and consultants and recorded compensation expense of $1,255,910 (2006 - $450,000) on these stock options and $106,500 (2006
         - $9,000) on stock options which vested during the period.

         The fair value of stock options granted to directors, employees and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the six months ended November 30, 2007 and 2006:

                                            2007                     2006

         Risk-free interest rate        4.08% - 4.71%                3.96%
         Estimated volatility             85% - 99%                   103%
         Expected life                2 years - 3 years             5 years
         Expected dividend yield              0%                       0%

         The weighted average fair value of stock options granted during the period to the Company's directors, employees and consultants was $1.00 (2006 - $0.90) per share .

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         A summary of the Company's outstanding stock options at November 30, 2007 and 2006 and the changes for the six months ending on those dates is as follows:


                                                               2007                            2006
                                                   ----------------------------  ------------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                                     EXERCISE                        EXERCISE
                                                      NUMBER           PRICE          NUMBER           PRICE
                                                                         $                               $

         Balance, beginning of period                 2,582,000         1.57            720,000         0.62
         Granted                                      1,254,000         1.94            650,000         1.02
         Exercised                                     (300,500)        0.76           (157,000)        0.54
         Cancelled/Expired                             (330,000)        1.77           (100,000)        0.80
                                                   ------------                    ------------
         Balance, end of period                       3,205,500         1.70          1,113,000         0.85
                                                   ============                    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2007
                      (Unaudited - Prepared by Management)



9.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The following table summarizes information about the stock options outstanding and exercisable at November 30, 2007:

            NUMBER             NUMBER         EXERCISE
          OUTSTANDING       EXERCISABLE        PRICE           EXPIRY DATE
                                                 $

               22,500          22,500          0.62            January 17, 2009
              150,000         150,000          1.40            November 24, 2009
            1,504,000       1,504,000          1.85            January 8, 2010
               50,000               -          2.15            February 14, 2010
              100,000               -          1.65            June 8, 2010
              324,000         324,000          1.65            June 12, 2010
              650,000         415,000          2.12            October 26, 2010
               80,000          80,000          2.30            November 16, 2010
              325,000         325,000          0.90            September 5, 2011
         ------------    ------------
            3,205,500       2,820,500
         ============    ============


10.      CONTRIBUTED SURPLUS

         The Company's contributed surplus as November 30, 2007 and 2006 and the changes for the six months ending on those dates is presented below:

                                                       2007            2006
                                                         $               $

         Balance, beginning of period                 2,891,157         608,284
         Stock-based compensation on stock
            options (Note 9)                          1,362,410         459,000
         Stock-based compensation on agent's
            warrants                                    179,145               -
         Stock options exercised                       (203,967)        (60,248)
         Agent's warrants exercised                     (11,823)              -
                                                   ------------    ------------
         Balance, end of period                       4,216,922       1,007,036
                                                   ============    ============


11.      RELATED PARTY TRANSACTIONS

         During the six months ended November 30, 2007 and 2006 the Company was charged for various services provided by companies controlled by current and former directors and officers of the Company, as follows:

                                                       2007            2006
                                                         $               $

         Accounting and administration                   52,590          69,746
         Professional fees                               67,425          15,000
                                                   ------------    ------------
                                                         20,015          84,746
                                                   ============    ============

         These fees have been either expensed to operations or capitalized to mineral property interest based on the nature of the expenditures. As at November 30, 2007, accounts payable and accrued liabilities include $26,978 (2006 - $5,939) due to these related parties. These transactions were measured at the exchanged amount which was the amount of consideration established and agreed to by the related parties.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2007
                      (Unaudited - Prepared by Management)



12.      SEGMENTED INFORMATION

         The Company operates in one industry segment, the acquisition, exploration and development of mineral interests. The Company's mineral operations are located in Mexico and its corporate assets are located in Canada.
                                                 NOVEMBER 30, 2007
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES      INCOME (LOSS)
                                         $               $               $

         Mineral operations (Mexico) 31,630,011       4,754,527         660,019
         Corporate (Canada)           3,027,333          14,442      (1,895,256)
                                   ------------    ------------    ------------
                                     34,657,344       4,768,969      (1,235,237)
                                   ============    ============    ============

                                                   MAY 31, 2007
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $               $               $

         Mineral operations (Mexico) 29,217,261               -        (113,548)
         Corporate (Canada)           1,553,303          46,622      (3,560,513)
                                   ------------    ------------    ------------
                                     30,770,564          46,622      (3,674,061)
                                   ============    ============    ============


13.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of financial instruments at November 30, 2007 were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to November 30, 2007 may differ significantly from that presented.

         Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable and accounts payable and accrued liabilities due to their relative short periods to maturity. In addition, the fair value of long-term debt is approximated by their carrying amount as the debt bears a fair market rate of interest.

         The Company may be subject to currency risk due to the fluctuations of exchange rates between the Canadian dollar and other foreign currencies. However, the Company is not subject to significant interest and credit risks arising from these instruments.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2007
                      (Unaudited - Prepared by Management)



14.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company during the six months ended November 30, 2007 and 2006 as follows:

                                                       2007            2006
                                                         $               $
         Financing activities

         Share issue costs                             (681,371)              -
         Issuance of common shares non-cash
            consideration                               718,016               -
         Contributed surplus                            (36,645)              -
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============
         Investing activity

         Additions to mineral property interests       (201,679)              -
                                                   ============    ============
         Operating activity

         Increase in accounts payable and
            accrued liabilities                         201,679               -
                                                   ============    ============

         Other supplemental cash flow information:
                                                       2007            2006
                                                         $               $

         Interest paid in cash                           65,894               -
                                                   ============    ============
         Income taxes paid in cash                            -               -
                                                   ============    ============


15.      ASSET RETIREMENT OBLIGATION

         A summary of the Company's reclamation obligation on the Mina Real Property at November 30, 2007 and 2006 and the changes for the three months ended on those dates is as follows:

                                                       2007            2006
                                                         $               $

         Balance, beginning of period                   590,894               -
         Accretion                                       24,323               -
                                                   ------------    ------------
         Balance, end of period                         615,217               -
                                                   ============    ============

         The total undiscounted amount of estimated cash flows required to settle the Company's estimated obligation is $750,000 which has been discounted using a credit adjusted risk free rate of 8.5% and inflation rate of 4%. The present value of the reclamation liability may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.


16.      SUBSEQUENT EVENT

         Subsequent to November 30, 2007 the Company agreed to extend the expiry dates by one year on the 75,000 warrants due February 2, 2008 and the 525,000 warrants due February 12, 2008.

                            ROCHESTER RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                FOR THE SIX MONTH PERIOD ENDED NOVEMBER 30, 2007



The following Management's Discussion and Analysis ("MD&A") of Rochester Resources Ltd. ("Rochester" or the "Company") is prepared as at January 25, 2008 and should be read in conjunction with the Company's unaudited interim consolidated financial statements and accompanying notes for the three month period ended November 30, 2007, which are available along with further information on the Company including any news releases and historical reports referred to in this MD&A on the SEDAR website at www.sedar.com. Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This MD&A contains certain forward looking statements that involve risks and uncertainties such as statements of the Company's plans, objectives, strategies, expectations, and intentions. The words "may", "would", "could", "will", "intend", "plan", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward looking statements. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward looking statements.

COMPANY OVERVIEW

The Company is a junior gold/silver producer actively engaged in the production and the continued exploration and development of its Mina Real and Santa Fe Properties located in the State of Nayarit, Mexico. Nayarit is located in the Sierra Madre Occidental range, the largest epithermal precious metal region in the world, which hosts the majority of Mexico's gold and silver deposits. The Company substantially completed the construction of a cyanidation processing plant at the end of December 2006. Initial milling operations commenced in January 2007 with the commissioning process being completed by May 31, 2007. The Company has, in a very compressed time frame, acquired, developed and brought into production a gold property in Mexico. The Company now has an operating mill which is now generating cash flow from operations. The Company is also implementing an aggressive exploration development and expansion program utilizing funds raised in the capital markets and cash flow from operations to assist in the expansion of its property resource and production capabilities.

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "RCT", the Frankfurt Stock Exchange Open Market under the trading Symbol "R5I" and on the Over the Counter Bulletin ("OTCBB") under the symbol "RCTFF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

PROPERTY UPDATE

OVERVIEW

The Company holds a 100% interest in the Mina Real Property, a gold silver property comprising 7,358 hectares located in the state of Nayarit, Mexico, east of the capital city of Tepic. The Mina Real Property is held through Mina Real Mexico SA de CV ("Mina Real Mexico"). The Company holds a 100% ownership interest in Mina Real Mexico with 51% held directly and 49% held by ALB Holdings Ltd., a wholly-owned subsidiary of the Compamy. The Company has an option agreement to acquire a 70% interest in the Santa Fe gold/silver property located immediately east of the Mina Real Property. The Santa Fe Property comprises one concession covering approximately 3,823 hectares. Compania Minera Santa Fe SA de CV was established to hold the Santa Fe concession and the Company holds a 70% interest in this entity. In addition the Company added to its land position by staking an additional 13,164 hectares adjacent to the Santa Fe concession.

MILL OPERATIONS

During the three months ended November 30, 2007 production at the mill has been steady with an average throughput of just under 200 tons per day. During periods of scheduled equipment maintenance the throughput is reduced.

During the three months ended November 30, 2007 a total of 17,765 tons were processed through the mill. The average head grade into the plant during this period was 6.3 grams per ton gold and 135.9 grams per ton silver. The total number of ounces of gold and silver produced during the three months ended November 30, 2007 were 3,143 ounces of gold and 31,885 ounces of silver.

For the six month period ended November 30, 2007, a total of 33,880 tons have been processed with average grades of 6.63 per ton gold and 134.1 grams per ton silver. The total number of ounces of gold and silver produced during the six month period ended November 1, 2007 are 5,429 ounces of gold and 53,353 ounces of silver.

All production from the mill is shipped and sold to MetMex Penoles SA de CV ("Penoles"), a major Mexican mining and processing company, at their smelter in Torreon, located approximately 1,000 kilometres from the mill. Shipments from the mill are made once per week. Final production quantities may vary slightly from those reported herein due to slight variations arising from differences in assaying between the smelter and the Company's assay lab. Any differences above a certain parameter are always subject to re-assay by an independent umpire. Pursuant to the Company's sales contract with Penoles, the Company is paid for 98.5% of the gold shipped and 97% of the silver shipped. The price paid by Penoles is based on the average of the closing London final for the month production is shipped. The Company is not limited to selling its production to Penoles and, in an effort to improve terms of sale, has initiated negotiations with an alternate buyer.

A priority project which is underway is the upgrade to the silver circuit in order to significantly increase silver recovery. The Company is projecting to complete the upgrades by the second quarter of 2008 and, based on tests conducted by the Company's metallurgical consultant, Metcon Research of Tucson, Arizona, are projecting to have silver recovery at between 85% and 90%.

The month of September 2007, saw a focus at the mill of improving quality control. Significant progress was made in developing a strong data base and system for controlling and supervising all variables which affect throughput in the plant. Work was completed on the planning aspects for construction of the new tailings dam. All required approvals are in place and work is ongoing.

During the month of October 2007, capital expenditures at the mill included the purchase of a new pump. This Gould's Pump is a special purpose pump which will allow the Company to increase the capacity of solution pumped to the press filters and also improve the quality of precipitates produced.

During the month of November 2007, capital expenditures at the mill included an upgrade to accommodations for mill workers and additional dormitories with related amenities were completed. Work at the new tailings dam continued during the quarter. This capital project should be completed in the second quarter of 2008.

The Company has planned for an increase in daily throughput from 200 tons per day to between 300 and 350 tons per day. In order to achieve these new levels of production additional crushing and grinding capacity is required. Subsequent to November 30, 2007, the Company ordered a 10 foot X 10 foot Allis Chambers ball mill as well as a Symons 4 1/4 standard secondary crusher. This new equipment is scheduled to arrive on site by the end of January 2008. Foundations for the mill and power supply should be completed in late February and this equipment is expected to be operational and on-line in April 2008.

MINING OPERATIONS

During the three months ended November 30, 2007 development and stoping continued at the Florida triple vein structure. The gold grade has ranged from
6.25 grams per ton to 7.76 grams per ton. The silver grade has ranged from 126 grams per ton to 131 grams per ton. The average grades have been below projected with the main factor for this lower than projected grade being on-going dilution control. Dilution has been approximately 15% rather than the projected 8% to 10%. The problem has been analyzed and a plan developed to improve the average head. This plan will not be fully implemented until early March 2008. Until then head grade to the mill is expected to remain around 7.5 grams per ton gold and 200 grams per ton silver.

The next significant development program at Florida is to develop the northwest area. The development here had been delayed due to negotiation of surface rights. Subsequent to November 30, 2007 the Company finalized the surface rights agreement. With this agreement in place the Company can proceed to develop roads and drifts to access the veins in this area.

Access and development of the northwest area of Florida is a key component of the Company's plans to increase production. This northwest area of Florida has been sampled from surface and grades were similar to those at the Florida southeast area. The Florida northwest area will be a major source of future mill feed.

Work is ongoing at Tajos Cuates to advance development. During the quarter ended November 30, 2007 the Company developed 350 metres in order to reach the two vein systems. Development work will continue for several more months.

GEOLOGY OF PROPERTIES & RECENT EXPLORATION ACTIVITIES

The Company has an ongoing extensive exploration program. During the quarter ended November 30, 2007 the focus of the Company's efforts was at two areas - Santa Fe and Tajos Cuates.

At Santa Fe the Company completed a program of geological mapping and sampling of the central area of the Santa Fe Project. The results of this work program have been successful and numerous mineralized surface structures have been identified.

The future work planned at Santa Fe is a two-pronged approach comprising drift development and diamond drilling to test the extensive vein systems identified by surface sampling and mapping. The program will comprise approximately 800 metres of drift development and 3,000 metres of diamond drilling. Crews were mobilized in late November to commence this second phase program.

Exploration and development activities continued at Tajos Cuates during the quarter ending November 30, 2007. The focus of efforts at Tajos Cuates is to develop the existing veins in order to augment mill feed and also to explore and identify new structures and expand known structures.

The Company has completed a 95 metre drift at level 976 which intersected the extension of the Tajos Cuates vein system to the northwest of the existing drift development workings. This appears to be part of the same vein system that, from surface sampling and old workings, is believed to extend for a further 1.5 kilometers to the northwest. A vertical raise of eight metres was completed at the intersection of the Tajos Cuates vein which confirmed the existence of two additional parallel high grade gold/silver veins. These veins pinch and swell and are between two and eight metres apart from one another. Both parallel veins are open vertically and open along strike.

Surface work has also identified two new mineralized vein systems in the Tajos Cuates area, called Tomas and El Crudo. Preliminary surface channel sampling has returned widths of 2.10 metres grading 3.7 g/t gold and 137 g/t silver from Tomas, and 0.70 metres grading 4.9 g/t gold and 106 g/t silver from El Crudo.

As is typical with epithermal vein systems, grades and width vary throughout the Tajos Cuates structure. The Tajos Cuates vein system is located one kilometre southwest of the Florida Mine site and is a primary target in the near term to outline additional potential ore sources for the existing milling operation. The vein system is a robust low sulphidation epithermal vein which has been traced on surface over 1.8 kilometres. Known workings and one historical drill intercept has defined a vertical horizon of minimally 200 metres.

Recent work has extended road access to Tajos Cuates, and initial underground rehabilitation work is underway to allow exploration and bulk sampling of the vein system in detail. The multiple vein systems at Tajos Cuates a primary target for expansion of the Company's mining operations.



                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted graphic is drawing showing the Florida Area and Project 1300 Level and Project 980 Level


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted graphic is drawing showing Tajos Cuates Area showing location of various veins.

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted graphic is drawing of Santa Fe Area showinglocation of 180m long Adit.


FUTURE EXPLORATION AND DEVELOPMENT

Florida Vein System

An initial 200 metre drill program will be implemented during February 2008 and March 2008 at Florida northwest. The Company will initially develop 200 metres to reach the vein and from there will develop the two vein system at different levels, accessing these levels by a ramp.

Tajos Cuates Vein System

The Company is developing three different levels within the vein and will continue for 500 metres in each level. A drill program will be developed in the last part of the first quarter of 2008. Also there will be a program to select the veins with greater potential in order to develop these new areas.

Santa Fe Property

The development of the drill program and the drifts in this area are the most important activities. The information obtained from these programs will define the potential of the area.

Mill Production

The Company plans to increase production up to 300 tons per day by the second quarter of 2008. Most of the equipment and parts have been ordered and the construction program will start in February 2008.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.


                            -----------------------   -------------------------------------------------   -----------------------
                                  FISCAL 2008                            FISCAL 2007                            FISCAL 2006
                            -----------------------   -------------------------------------------------   -----------------------
THREE MONTH PERIODS ENDING   NOV 30/05    AUG 31/07    MAY 31/07    FEB 28/07    NOV 30/06    AUG 31/06    MAY 31/06    FEB 28/06
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                     2,987,744    1,766,783          Nil          Nil          Nil          Nil          Nil          Nil
Cost of operations          (1,920,735)  (1,315,838)         Nil          Nil          Nil          Nil          Nil          Nil
Depletion and amortization    (261,933)    (237,407)         Nil          Nil          Nil          Nil          Nil          Nil
Expenses                    (1,329,371)    (948,083)    (545,036)  (2,039,218)    (640,911)    (121,537)    (237,338)    (343,844)
Other items                     50,585      (26,982)     (45,534)    (263,722)      (3,134)     (14,969)     (22,415)         230
Net loss                      (473,710)    (761,527)    (590,570)  (2,302,940)    (644,045)    (136,506)    (259,753)    (343,614)
Basic and diluted loss per
   share                         (0.02)       (0.03)       (0.04)       (0.09)       (0.05)       (0.01)       (0.06)       (0.07)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital              4,558,148      684,866      768,740    1,227,597    1,898,776    3,595,277    3,536,076    2,098,783
Total assets                34,657,344   30,539,200   30,770,564   23,019,599    7,765,911    6,531,028    4,971,556    2,338,844
Total long-term liabilities    125,100      368,740      615,193      936,000          Nil          Nil          Nil          Nil
Asset retirement               615,217      603,447      590,894          Nil          Nil          Nil          Nil          Nil
Future income tax liability  4,300,000    4,300,000    4,300,000          Nil          Nil          Nil          Nil          Nil


RESULTS OF OPERATIONS

During the six months ended November 30, 2007 (the "2007 period") the Company reported a net loss of $1,235,237 compared to a net loss of $780,551 for the three months ended November 30, 2006 (the "2006 period"), an increase in loss of $454,686. The quarters are not comparable as the Company was not in commercial production prior to June 1, 2007 and had no production in the corresponding 2006 period. As a result, no depletion on mineral property interests or amortization on property, plant and equipment was taken until the 2007 period.

The Company recognized net revenue during the 2007 period of $4,754,527 generated on the sale of 6,400 ounces of gold equivalents, for an average of $743 net revenue per ounce (net of royalty and treatment charges).

General and administrative expenses for the six months ended November 30, 2007 and 2006 are as follows:

                                                       2007            2006
                                                         $               $

Accounting and administrative                            52,590          41,565
Audit                                                    54,821           9,407
Consulting                                               82,769          27,296
Corporate development                                    84,965          51,406
Insurance                                                15,418               -
Investor relations                                       40,000          34,908
Legal                                                    15,091           3,540
Office                                                  126,654          16,598
Regulatory fees                                          10,481           9,588
Rent                                                      9,047           5,100
Salaries and benefits                                   240,345          51,822
Shareholder costs                                        16,225           4,837
Transfer agent fees                                       9,443           7,610
Travel                                                   70,004          28,250
                                                   ------------    ------------
                                                        827,853         291,927
                                                   ============    ============

General and administrative expenses of $827,853 were reported in the 2007 period, an increase of $535,926, from $291,927 in the 2006 period. Specific expenses of note during the 2007 period as compared to the 2006 period are as follows:

     - accounting and administrative fees of $52,590 (2006 - $41,565) charged by Chase Management Ltd. ("Chase") a private corporation owned by Mr. Nick DeMare, a director of the Company;
     - consulting fees totalling $82,769 (2006 - $27,296) were paid mainly to current and former directors and officers;
     - corporate development expenses of $84,965 (2006 - $51,406) for ongoing market awareness and promotional campaign and participation in international investment conferences;
     - $40,000 was paid to Empire Communications inc. ("Empire") to provide investor relations services. During the 2006 period, $34,908 was paid to Accent Marketing Limited ("Accent") to provide a market awareness campaign and investor relation activities in Europe;
     - travel expenses of $70,004 (2006 - $28,250) for ongoing mine site visits to Mexico and participation in international investment conferences;
     - incurred $15,418 for director and officers' insurance for the 2007 period;
     - audit fees of $54,821 (2006 - $9,403) were recorded. The increase is attributed to the timing and recording of audit fees for the 2007 year-end.
     - during the 2006 period management fees of $39,000 were paid to the President of the Company;
     - office expenses of $126,654 (2006 - $16,598) were incurred, of which $112,582 was for costs associated with the mining office in Mexico; and
     -   during the 2007 period salaries and benefits  expense of $240,345 (2006
         - $12,822) was paid mainly for the administrative staff in Mexico.

Interest income is generated from cash held with the Company's financial institution. During the 2007 period, the Company reported interest and other income of $14,442 as compared to $36,401 during the 2006 period. The decrease is attributed to higher levels of cash held during the 2006 period.

During the 2007 period the Company recorded a total of $241,222 for additions to mineral property interests, of which $173,387 was attributed to exploration activities on the Santa Fe Property and $67,835 for exploration activities on the Mina Real Project. Exploration, development and pre-production activities conducted in the 2007 period are described in "Exploration Projects" in this MD&A.

FINANCIAL CONDITION / CAPITAL RESOURCES

During the 2007 period the Company completed a 2,000,000 unit brokered private placement for gross proceeds of $4,000,000. As at November 30, 2007, the Company had working capital of $4,558,148 compared to $768,740 as of May 31, 2007. The Company believes that it currently has sufficient financial resources to conduct anticipated exploration programs, make capacity and recovery improvements to the mill and related infrastructure and provide adequate working capital for the upcoming year. However, exploration activities may change due to ongoing results and recommendations, or the Company may acquire additional properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations as of November 30, 2007


                                          PAYMENTS DUE BY PERIOD
                            -------------------------------------------------
                             LESS THAN     1 TO 2    GREATER THAN
                              1 YEAR        YEARS       2 YEARS       TOTAL
                                 $            $            $            $
                            ----------   ----------   ----------   ----------
Contractual Obligations
    Long-term debt             900,720      125,100            -    1,025,820
                            ==========   ==========   ==========   ==========

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2007 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

Revenue Recognition

Revenue from the sale of metals is recognized, net of related royalties and sales commissions, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are known.

Recent Accounting Pronouncements

Effective June 1, 2007 the Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments - Recognition and Measurement (Section 3855)

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. As at November 30, 2007 the Company did not have any financial assets classified as available-for-sale and therefore the adoption of the standards noted above had no effect on the presentation of the Company 's financial statements.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended November 30, 2007 and 2006 the Company was charged for various services provided by companies controlled by current and former directors and officers of the Company, as follows:

                                                       2007            2006
                                                         $               $

Accounting and administration                            52,590          69,746
Professional fees                                        67,425          15,000
                                                   ------------    ------------
                                                        120,015          84,746
                                                   ============    ============

These fees have been either expensed to operations or capitalized to mineral property interest based on the nature of the expenditures. As at November 30, 2007, accounts payable and accrued liabilities include $26,978 (2006 - $5,939) due to these related parties. These transactions were measured at the exchanged amount which was the amount of consideration established and agreed to by the related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's activities are conducted in Mexico. Consequently, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

Effective November 23, 2006, the Company entered into an agreement with Empire, to provide investor relations services under which the Company has agreed to pay a monthly fee of $6,000. The options vest on a quarterly basis over a twelve month period. The agreement may be terminated with written 30 days notice. During the 2007 period, the Company paid $40,000 to Empire. On October 26, 2007, the Company granted Empire a further 35,000 options with an exercise price of $2.15 per share, subject to vesting provisions.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at January 25, 2008, there were 32,501,018 issued and outstanding common shares. In addition there were 3,185,500 stock options outstanding at exercise prices ranging from $0.62 to $2.15 per share and 3,308,797 warrants outstanding, with exercise prices ranging from $0.80 to $2.75 per share.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer has concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109
- Certification of Disclosure in Issuer's Annual and Interim Filings ("52-109"), are effective to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules. In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon "hands-on" knowledge of senior management. Management intends to formalize certain of its procedures. Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company's disclosure controls and procedures. Lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company will take whatever steps necessary to minimize the consequences thereof.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Management is also responsible for the design of the Company's internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. During the process of management's review and evaluation of the design of the Company's internal control over financial reporting, it was determined that certain weaknesses existed in internal controls over financial reporting. As is indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring which exists. The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Alfredo Parra, a Director and Chief Executive Officer of Rochester Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Rochester Resources Ltd. (the "Issuer") for the interim period ending November 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.


Date:  January 29, 2008


/s/ Alfredo Parra
----------------------------------
Alfredo Parra,
Director & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Jose Manual Silva, the Chief Financial Officer, of Rochester Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Rochester Resources Ltd. (the "Issuer") for the interim period ending November 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.


Date:  January 29, 2008

/s/ Jose Manuel Silva
-----------------------
Jose Manuel Silva,
Chief Financial Officer